SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SÃO PAULO, OCTOBER 17, 2012 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B+, Moody’s: B3), the largest low-cost, low-fare airline in Latin America hereby announces that SMILES, GOL’s loyalty program, has just launched SMILES Shopping, a platform through which clients can use their accumulated mileage points to acquire not only air tickets, but also around 300,000 new product and service options, distributed through several partners.

“All our clients can benefit from this new platform, expanding the possibilities of redemption of products and services from our partners, beyond traditional air tickets redemption”, declared Flavio Vargas, head of SMILES. “This marks a new phase for SMILES, with greater attractiveness, more benefits and more partners. We want to offer participants wide coverage and make it easy for them to accumulate and redeem points.”

To join the program, the client has to register on the website www.smiles.com.br. Miles are accumulated every time participants fly with GOL or other partner airlines (Delta, Air France, KLM and Qatar), make purchases with the SMILES credit card, transferring miles from financial partners, or contract services and acquire products from SMILES partners.

The accumulated miles can be used to buy air tickets, which are called bonus tickets, to fly with GOL to anywhere in Brazil, Latin America and the Caribbean, and with partner airlines to all five continents. Now, with this new shopping platform, it will also be possible to redeem electronics items, concert tickets, home appliances, furniture, toys, household articles, bath and tableware, books and makeup, among others.

The following partners are included among other options to redeem points: Natura, Walmart, Pão de Açúcar, C&A, Editora Abril, Marisa, Chilli Beans, Kinoplex, Compra Fácil, Tok & Stok, AACD, Telha Norte, Games to Go, Bebê Store, Netshoes, Assaí, Polishop and others institutions. The full list can be viewed on the website of the program.

  ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

▶ GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 810 daily flights to 62 destinations in 9 countries in South America and the Caribbean under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. It also offers its clients a further 12 Brazilian destinations through agreements with local regional airlines. In addition, the SMILES loyalty program, the biggest in Brazil, allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and eight abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

ABOUT WEBJET LINHAS AÉREAS S.A.

▶ Webjet Linhas Aéreas S.A., controlled by VRG Linhas Aéreas S.A., offers around 140 daily flights to 18 Brazilian destinations, using a fleet of Boeing 737-300 and 737-800 Next Generation aircraft. In August 2011, GOL announced the acquisition of Webjet.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

CONTACT	▶Edmar Prado	▶André Carvalho	▶Gustavo Mendes

INVESTOR RELATIONS ri@golnaweb.com.br www.voegol.com.br/IR +55 (11) 2128-4700

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.